Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2002

Date of Report Earliest Reported Event is

April 23, 2002

THE GOLDFIELD CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-7525   88-0031580

(Commission File Number)   (IRS Employer Identification No.)

100 Rialto Place, Suite 500, Melbourne, Florida   32901

(Address of principal executive offices)   (Zip code)

Registrants telephone number, including area code (321) 724-1700

Item 5. Other Events.

On April 23, 2002, the Registrant announced that it has signed a letter of intent to sell all of its existing mining operations. The Registrants Press Release dated April 23, 2002 is filed as Exhibit 99-1.

Item 7.   Financial Statements and Exhibits

{c} Exhibits. The following documents are filed as exhibits to this current report.

99-1 Registrants press release dated April 23, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 23, 2002

THE GOLDFIELD CORPORATION

By: /s/ Stephen R. Wherry
Stephen R. Wherry, Vice President, Finance and
Chief Financial Officer (Principal Financial Officer),
Treasurer and Principal Accounting Officer